Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

January 10, 2019

Item 3.	News Release

The News Release dated January 11, 2019 was disseminated through Newsfile Corp.

Item 4.	Summary of Material Change

The Company completed its non-brokered private placement by issuing 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000.

Item 5.1	Full Description of Material Change

The Company completed its non-brokered private placement (the “Private Placement”) previously announced on December 17, 2018 with Pierre Beaudoin. The Private Placement is comprised of 100,000 units (“Units”) at a price of $2.92 per Unit for gross proceeds of $292,000. Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company, with each whole warrant (a “Warrant”) exercisable for one Common Share of the Company at a price of $4.03 per share for a term of two years. No commissions or finder's fees were paid in connection with this Private Placement.

As Mr. Beaudoin is the Chief Operating Officer of the Company, the placement to Mr. Beaudoin constitutes a "related party transaction" with the Company under applicable securities regulatory rules and policies. Mr. Beaudoin’s Common Share position before and after completion of the Private Placement are as follows:

Excluding Common Shares Issuable Pursuant to Exercise of Warrants:

Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled Prior to Private Placement(1)	Number of Common Shares Acquired under Private Placement	Number of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Private Placement	Percentage of Common Shares After Private Placement(2)

Pierre Beaudoin	170,450 (0.20%)	100,000(3)	270,450	0.32%
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(1)	Based on issued and outstanding Common Shares on an undiluted basis prior to giving effect to the closing of the Private Placement.
(2)	Based on issued and outstanding Common Shares on an undiluted basis after giving effect to the closing of the Private Placement.
(3)	Includes 37,000 Common Shares directly held by Mr. Beaudoin, 20,000 Common Shares indirectly held by Mr. Beaudoin and 43,000 Common Shares that are under Mr. Beaudoin’s control or direction.

Including Common Shares Issuable Pursuant to Exercise of Warrants:

Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled Prior to Private Placement	Number of Common Shares Acquired under Private Placement(1)	Number of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Private Placement)(1)	Percentage of Common Shares After Private Placement(1)

Pierre Beaudoin	170,450 (0.20%)	150,000(2)	320,450	0.38%
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(1)

Based on issued and outstanding Common Shares on a partially diluted basis, comprised of the issued and outstanding Common Shares immediately after completion of the closing of the Private Placement and the Common Shares issuable pursuant to the exercise of Mr. Beaudoin’s Warrants directly or indirectly held or under his control or direction (acquired under the Private Placement), but excludes Common Shares issuable upon other outstanding warrants and options issued by the Company.

(2)	Mr. Beaudoin beneficially owns, directly or indirectly, or has control or direction over these Common Shares.

The Common Shares and Warrants issued under the Private Placement and the Common Shares issuable upon exercise of the Warrants are subject to a hold period that expires on May 11, 2019.

Net proceeds from the Private Placement will be used for general working capital purposes.

The Private Placement with Mr. Beaudoin was unanimously approved by the directors of the Company, none of whom participated in the Private Placement.

In connection with the Private Placement, Mr. Beaudoin entered into a Subscription Agreement with the Company that contained customary terms and conditions.

The subscription for Units by Mr. Beaduoin constituted a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 in respect of related party participation in the Private Placement on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the subscriptions for Units by Mr. Ritchie exceeded 25% of the Company’s “market capitalization” (as calculated for the purposes of MI 61-101).

This material change report is not being filed more than 21 days prior to closing of the Private Placement due to the timing of the announcement of the Private Placement and closing occurring less than 21 days thereafter.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

January 17, 2019